SUB-ITEM 77E: LEGAL PROCEEDINGS

Several lawsuits have been filed relating to Hussman Strategic Growth Fund's investment in Tribune Company common stock in connection with Tribune Company's Chapter 11 bankruptcy. The lawsuits stem from a leveraged buyout by which Tribune Company converted to a privately-held company in 2007. The registrant, Hussman Strategic Growth Fund ("HSGFX") and Hussman Strategic Advisors, Inc. (the "Adviser") were named as defendants and putative members of the proposed defendant class of shareholders in an adversary proceeding brought by The Official Committee of Unsecured Creditors of Tribune Company in the U.S. Bankruptcy Court for the District of Delaware in 2010. That action was subsequently transferred to the U.S. District Court for the Southern District of New York by order of the Judicial Panel on Multidistrict Litigation, and Marc S. Kirschner, the Litigation Trustee for the Tribune Litigation Trust, became successor plaintiff to the Creditors Committee on December 31, 2012, the effective date of Tribune Company's plan of reorganization. The registrant and HSGFX were also named as defendants in a lawsuit filed by the indenture trustees of certain noteholders of Tribune Company in the U.S. District Court for the Southern District of Ohio in 2011. HSGFX and the Adviser were named as defendants in a similar action in the U.S. District Court for the District of Maryland in 2011. Both of those actions have been transferred to the U.S. District Court for the Southern District of New York for coordinated proceedings with many other similar lawsuits brought by individual creditors against former Tribune Company shareholders and the action currently prosecuted by the Tribune Litigation Trustee. The registrant, HSGFX and the Adviser may also be putative defendant class members in some of these actions. The plaintiffs in all these lawsuits seek to recover amounts paid to shareholders of Tribune Company in connection with the leveraged buyout, plus interest and attorneys' fees and expenses.

An omnibus motion to dismiss the actions filed by the individual creditors (but not the action prosecuted by the Litigation Trustee for the Tribune Litigation Trust) was filed in November 2012. On September 23, 2013, the U.S. District Court Judge issued a decision and order dismissing those actions in full. The plaintiffs in those actions appealed that decision to the U.S. Court of Appeals for the Second Circuit and certain shareholder defendants, including the registrant, cross-appealed. The Second Circuit heard oral argument on November 5, 2014 and unanimously affirmed the lower court on March 29, 2016.  The individual creditors filed a petition for rehearing or rehearing en banc in the Second Circuit on April 12, 2016, and the Second Circuit denied that petition on July 22, 2016. The individual creditors filed a petition for a writ of certiorari in the United States Supreme Court on September 9, 2016. That petition remains pending.

On August 2, 2013, with the District Court's permission, the Litigation Trustee filed an amended complaint that named HSGFX as one of the class representatives for the putative class of shareholder defendants. The Court issued a protocol regarding a global motion to dismiss on behalf of all shareholder defendants on April 24, 2014. Briefing on the global motion to dismiss was completed on July 2, 2014, and the District Court issued an opinion and order granting the shareholder defendants' motion to dismiss on January 6, 2017. The Litigation Trustee sought leave to appeal the District Court's decision, and the District Court has indicated that it will certify an interlocutory appeal after it resolves all other pending motions to dismiss.

On July 18, 2017, the Litigation Trustee requested a pre-motion conference in the District Court on a proposed motion to amend his complaint to conditionally add a new claim against the shareholder defendants, pending the Supreme Court's decision in Merit Management Group, LP v. FTI Consulting, Inc., No. 16-784 (U.S.). The shareholder defendants have opposed the Litigation Trustee's request. The request remains pending.

The lawsuits allege no misconduct by the registrant, HSGFX or the Adviser, and all such entities intend to defend themselves vigorously in the lawsuits. If the lawsuits were to be decided or settled in a manner adverse to HSGFX, the payment of such judgments or settlements could adversely affect HSGFX's net asset value per share. The adverse impact to HSGFX is not expected to exceed materially the value of the proceeds received by HSGFX in connection with the leveraged buyout, which was $29,432,814 (which constitutes, as of June 30, 2017, approximately 7.8% of HSGFX's net assets), plus interest.